Exhibit 4.13

10 Orange Street,
Haymarket
London WIS 2FW
T + 44(0) 20 33013358
corporate finance limited	F + 44(0) 20 7529 1402

,

The Directors
Geo Genesis Group Ltd
Rockefeller Center
1230 Ave, of the Americas, 7th floor New York, NY 10020

For the attention of Albert O. Grant II, esq.

April 18, 2008

Dear Sirs

Engagement as Corporate Adviser to Geo Genesis Group Ltd ("the Company")

We set out below the terms on which we are prepared to act as your PLUS corporate adviser in connection with your listing on the PLUS-quoted market of Plus Markets plc ("Plus"), ("the Engagement").

Services

As part of our retainer we will provide advice and assistance on the following areas:

(a) your listing on Plus Markets;
(b) your continuing obligations in relation to such listing; and (c) the timing, form and content of any announcements you make;

During the Period (as defined below), we shall be at liberty to attend (either in person, by proxy or by way of telephone conference) all meetings of the Board of Directors and your annual general meeting of shareholders.

We shall further liaise with Plus Markets plc in relation to your listing as agreed with you, and in accordance with our obligations to the market and shall keep you advised in relation to changes in the market that may affect you.

For the avoidance of doubt our retainer will not cover:

(a) transactions for which a specific separate engagement will be required; and
(b) travel and disbursements, which will be approved by the Company in advance.

Fees and Expenses

We shall charge you an initial PLUS Corporate Adviser annual fee of 020,000 which will be payable quarterly in advance from the date of Admission. The annual fee will be subject to review after three months from the date of this engagement letter. Should our engagement extend beyond the Period, this will be covered by a separate engagement letter.

Timing for payment of fees shall be of the essence.

Registered Office : Vaughan Chambers, Vaughan Road, Harpenden, Hefts AL5 4EE
Registered in England & Wales: No. 03672149

All the fees referred to in this Engagement Leiter are quoted exclusive of Value Added Tax and any expenses involved in carrying out the Engagement which may include but not be limited to travel expenses, which will be added and payable where appropriate.

Duration

Our appointment as the Company's PLUS Corporate Adviser will be for an initial term of 12 months with effect from 8 April 2008, being the data of admission of your securities to trading on PLUS (the "Period"), and thereafter shall be terminable on not less than 3 months' written notice by either party or such shorter notice period as agreed between the parties.

Standard Terms and Conditions

Our appointment is subject to the attached standard terms and conditions ("the Standard Terms and Conditions"), which form part of the Agreement contained in this letter and words and expressions defined in this Agreement shall (except where the context otherwise requires) have the same meanings as such words and expressions set out therein. In the event of conflict between the provisions of this Agreement and the Standard Terms and Conditions, the former shall apply to the exclusion of the latter.

Notice of Treatment as a Retail Client

A large undertaking which meets two of the following three size requirements on a company basis falls into the category of a Professional Client:

• Balance sheet total of €20 million
• Net turnover of €40 million
• Own funds of €2 million

Any clients who do not meet the above criteria fall into the category of Retail Client.

On the basis of the information you have given us, we understand that you do not meet the above criteria and we have therefore categorised you as a Retail Client.

Please note that you have the right to be classed as a professional client (you could then he called an "elective" professional client), although we also have the right to turn your request down.

You might do this if you considered that you have the necessary experience, knowledge and expertise to make your own decisions regarding a transaction, including being able to properly assess the risks inherent in the transaction,

A request to change from a retail to a professional categorisation reduces the regulatory protection afforded you. If you wished to make the change, we will set out the regulatory protections available to you.

This option (to change your categorisation) is also open to us, and we may class you in this category, on a case specific basis, if your knowledge and experience warrants it.

Registered Office : Vaughan Chambers, Vaughan Road, Harpenden, Hefts AL5 4EE
Registered in England & Wales: No. 03672149

General

For the avoidance of doubt, we will rely on the Board of Directors' commercial assessment as to whether the Company should proceed with a transaction or as to how a situation should be dealt with when we provide advice on any transaction or situation being addressed at any time.

While we continue to act as your PLUS Corporate Adviser, you agree not to release any announcements without our prior written consent. Further, you will forward to us all management accounts, accounts and board papers as soon as practicable.

We undertake to keep all information you provide to us strictly confidential, unless we are required by law or regulation to release such information.

If this letter accurately reflects the understanding between the Company and us, we would ask for your confirmation by signing and returning the enclosed copy.

Yours faithfully

John Bridges
Director
For and on behalf of Orange Corporate Finance Ltd

Agreed and accepted for an on behalf of Geo Genesis Group, Ltd

By
Date: May 15, 2008

Director

Registered Office : Vaughan Chambers, Vaughan Road, Harpenden, Hefts AL5 4EE
Registered in England & Wales: No. 03672149

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